Crescent Point Receives Approval for Normal Course Issuer Bid

March 5, 2021 Calgary, AB



Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is pleased to announce the Toronto Stock Exchange ("TSX") has accepted its notice to implement a normal course issuer bid ("NCIB") to purchase, for cancellation, up to 26,462,509 common shares, or five percent of the Company's public float, as at February 26, 2021. The NCIB is scheduled to commence on March 9, 2021 and is due to expire on March 8, 2022.

Purchases of Crescent Point's common shares under the NCIB may be made through the facilities of the TSX, the New York Stock Exchange (the "NYSE") and alternative trading systems by means of open market transactions or by such other means as may be permitted by the Canadian Securities Administrators (the "CSA") and under applicable securities laws, including by private agreement pursuant to issuer bid exemption orders issued by applicable securities regulatory authorities. The price the Company will pay for any common shares will be the market price at the time of purchase or such other price as may be permitted by the CSA. Any private purchase made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price.

In connection with the NCIB, Crescent Point will enter into an automatic purchase plan ("Plan") with its designated broker to allow for purchases of its common shares during internal blackout periods. Such purchases would be at the discretion of the broker based on parameters established by the Company prior to any blackout period or any period when it is in possession of material undisclosed information. Outside of these periods, common shares will be repurchased in accordance with management's discretion, subject to applicable law. The Plan has been reviewed by the TSX and may be terminated by Crescent Point or its broker in accordance with its terms or will terminate on the expiry of the NCIB.

As of February 26, 2021, the Company had a public float of 529,250,180 common shares and 530,364,516 common shares issued and outstanding. Crescent Point will not acquire, through the facilities of the TSX, more than 1,049,003 common shares during a trading day, being 25 percent of the average daily trading volume of the Company's common shares on the TSX for the six calendar months prior to the date of approval of the NCIB by the TSX (being 4,196,012 common shares), and, in addition, will not acquire per day on the NYSE more than 25 percent of the average daily trading volume for the four calendar weeks preceding the date of purchase, subject to, in both cases, certain exceptions for block purchases.

The actual number of common shares that will be repurchased under the NCIB, and the timing of any such purchases, will be determined by Crescent Point on management's discretion, subject to applicable securities laws. There cannot be any assurances as to how many common shares, if any, will ultimately be acquired by the Company.

Crescent Point has repurchased a total of approximately 26.2 million common shares under prior NCIBs first initiated on January 25, 2019. The Company did not repurchase any shares under its existing NCIB, which expires March 8, 2021, due to weak market conditions. Such share repurchases are evaluated as a form of returning capital to further enhance shareholder value and are evaluated in the context of the Company's capital allocation framework and leverage targets.

FORWARD-LOOKING STATEMENTS AND OTHER MATTERS

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the Company's normal course issuer bid, the use of cash flow to fund purchases under the NCIB, the process the Company plans to follow to evaluate purchases under the NCIB, and the expected benefits to shareholders associated with the NCIB and the Plan and its operation.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. The Company believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated,

expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2020 under "Risk Factors," and in our Management's Discussion and Analysis for the year ended December 31, 2020, under the headings "Risk Factors" and "Forward-Looking Information".

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or
Shant Madian, Vice President, Investor Relations and Corporate Communications
Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070
Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.